Exhibit 2.1
Execution Version
25 FEBRUARY 2010
AGREEMENT
RELATING TO
THE SALE AND PURCHASE OF THE ISSUED CPECS AND
ENTIRE ISSUED SHARE CAPITAL OF
LION/STOVE LUXEMBOURG INVESTMENT 2 S.À R.L.
between
LION/STOVE LUXEMBOURG INVESTMENT S.À R.L.
as Seller
and
DFKA LTD
as Buyer
and
DIAMOND FOODS, INC.
as Guarantor
in the presence of
LION/STOVE LUXEMBOURG INVESTMENT 2 S.À R.L.

TABLE OF CONTENTS

		Page

1	Interpretation	1
2	Sale and Purchase of Securities	9
3	Condition Precedent	10
4	Consideration	10
5	Pre-Closing Undertakings	11
6	Closing	13
7	Warranties	14
8	Limitation on Claims	15
9	Buyer Warranties	15
10	Buyer’s Undertaking to the Seller	15
11	Right of Termination	16
12	Confidentiality and Announcements	16
13	Guarantee	17
14	Further Assurance	18
15	Payments	18
16	Costs	18
17	Notices	19
18	Severability	21
19	Entire Agreement	21
20	Variation	22
21	Remedies and Waivers	22
22	Continuing Obligations and Assignment	22
23	Access	22
24	Counterparts	23
25	Rights of Third Parties	23
26	Governing Law and Jurisdiction	23
27	Disputes	23
Schedule 1 The Seller and Number and Class of Shares		25
Schedule 2 — The Company		26
Schedule 3 — Subsidiary Undertakings		27
Schedule 4 — Seller’s Warranties		33

Appendix —Table of Line Items

ii

THIS AGREEMENT is made on the 25th of February 2010 between the following parties:
(1)	LION/STOVE LUXEMBOURG INVESTMENT S.À R.L., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 13-15 avenue de la Liberté, L-1931 Luxembourg, registered with the Luxembourg Trade and Companies Register under number RCS 119.068 and having a nominal share capital of €115,475 (the “Seller”); and

(2)	DFKA LTD (registered number 7133630) whose registered office is at One Bishops Square, London, E1 6AD, a private limited company incorporated in England and Wales (the “Buyer”); and

(3)	DIAMOND FOODS, INC. (registered number 3925767) a company incorporated and existing under the laws of Delaware, having its principal office at 1050 South Diamond Street, Stockton, CA, 95205-7087 (the “Guarantor”).
IN THE PRESENCE OF
(4)	LION/STOVE LUXEMBOURG INVESTMENT 2 S.À R.L., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand-Duchy of Luxembourg, having its registered office at 13-15 avenue de la Liberté, L-1931 Luxembourg, registered with the Luxembourg Trade and Companies Register under number RCS 119.067 and having a nominal share capital of €115,475 (the “Company”).
WHEREAS
(A)	The Company is a company incorporated and existing under the laws of the Grand Duchy of Luxembourg.

(B)	The Seller is the legal and beneficial owner and registered holder of the Securities.

(C)	The Seller has agreed to sell and the Buyer has agreed to buy all of the Securities, free from any Encumbrances, on the terms and subject to the conditions set forth in this Agreement.
IT IS AGREED:
1	INTERPRETATION

1.1	In this Agreement (including its Recitals and Schedules), the following words and expressions have the following meanings:

“Accounts Date”	means 30 September 2009;

“Accounts”	means the audited consolidated accounts of the Lion/Stove Holdings Group as at the Accounts Date, in the agreed form;

“Actual Working Capital”	means the Working Capital at Closing comprising each of the line items set out under the heading Working Capital in the appendix to this Agreement and no others;

“Affiliate”	means with respect to any person, another person Controlled directly or indirectly by such first person, Controlling directly or indirectly such first person or directly or indirectly under the same Control as such first person and “Affiliated” shall have a meaning correlative to the foregoing;

“Bank Payoff Letter”	means a deed of termination in the agreed form between the Company (amongst others) and the banking and financial institutions to whom Financial Debt is owed (or their agent);

“Business Day”	means any day (except any Saturday or Sunday) on which banks in the City of London are open for business;

“Buyer’s Group”	means the Buyer and all of its subsidiaries, all of its holding companies and all the other subsidiaries of each of its holding companies (other than the Group Companies);

“Buyer’s Legal Advisors”	means Allen & Overy LLP;

“Buyer’s Warranties”	means those warranties set out in Schedule 5;

“Cancellation and Assignment Agreement”	means the cancellation and assignment agreement dated 30 September 2008 between the Seller, the Company and Lion/Stove Holdings Limited pursuant to which the PECs were cancelled and the assignment of the Lux 2 Loan was documented, the Lux 2 Loan thereby becoming the Lux 1 Loan;

“Cash”	means in relation to each member of the Group, the aggregate of its cash (whether in hand or credited to any account with any banking, financial acceptance credit, lending or other similar institution or organisation) and its cash equivalents, including all interest accrued thereon, as at the date of Closing as shown by the books of the relevant Group Member and shall include (without limitation) those items included under the heading Cash in the appendix to this Agreement;

“Cash Free/ Debt Free Price”	means six hundred and fifteen million Dollars ($615,000,000);

“Claim”	means any Warranty Claim or any other claim against the Seller arising under or in respect of a breach of this Agreement;

“Closing”	means the closing of the sale and purchase of the Securities pursuant to this Agreement in accordance with its terms;

“Closing Statement”	has the meaning given in Schedule 9, Part 1 of Part B;

“Closing Date”	means the date of the Closing;

“Condition”	means the condition precedent to the sale and purchase of the Securities set out in Clause 3;

“Consideration”	means the cash amount to be paid for the Securities in accordance with Clause 4 of this Agreement;

“Control”	with respect to a person (other than an individual) means: (a) ownership of more than 50% of the voting securities of such person; or (b) the right to appoint or remove, or cause the appointment or removal of, more than 50% of the members of the board of directors (or similar governing body) of such person; or (c) the right to manage, or direct the management of, on a discretionary basis, the business, affairs and/or assets of such person, and for the avoidance of doubt, a general partner is deemed to Control a limited partnership (and the terms “Controlling” and “Controlled” shall have the meanings correlative to the foregoing);

“CPECs”	means the four hundred and eight thousand and fifty three (408,053) convertible preferred equity certificates with a par value of twenty five euro (€25) each, issued by the Company and having an aggregate par value of ten million two hundred and one thousand three hundred and twenty five euro (€10,201,325);

“Deeds of Release”	means the English law deed in the agreed form between Citicorp Trustee Company Limited and Lion/Stove Holdings Limited (amongst others) and the New York law general termination and release in the agreed form between Citicorp Trustee Company Limited and Kettle Foods Holdings, Inc. (amongst others);

“Encumbrance”	means any charge, (fixed or floating) debenture, mortgage, pledge, lien, option, right to acquire, right of pre-emption, assignment, hypothecation, security interest, title retention or other security agreement or arrangement, of any kind (including any retention arrangement) or any agreement to create any of the foregoing, other than any immaterial Encumbrance over assets (but not the shares) of a Group Member arising in the ordinary course of trading (including any ordinary course retention of title by suppliers);

“Estimated Cash”	means the estimate provided by the Seller to the

Buyer of what the Cash attributable to the Group Companies will be at Closing, as set out in the Statement of Estimates;

“Estimated Financial Debt”	means the estimate provided by the Seller to the Buyer of what the Financial Debt attributable to the Group Companies will be at Closing, as set out in the Statement of Estimates;

“Estimated Working Capital”	means the estimate provided by the Seller to the Buyer of what the Working Capital attributable to the Group will be at Closing, as set out in the Statement of Estimates;

“Exchange Rate”	means, with respect to a particular currency for a particular day, the spot rate of exchange (the closing mid point) for that currency into $(as appropriate) on the Business Day immediately prior to the relevant day as published in the London edition of the Financial Times or, where no such rate is published in respect of that currency on that Business Day, the rate quoted by Barclays Bank plc as at the close of business in London on that Business Day;

“Final Cash Consideration”	has the meaning given in Clause 4.2;

“Financial Adjustments”	means any of the adjustments required in accordance with Schedule 9;

“Financial Debt”	means all indebtedness of the Group Companies for or with respect to borrowed money (together with any accrued interest thereon), deferred purchase price obligations (other than trade finance in the ordinary course), amounts owing under capitalised or synthetic lease arrangements (other than those leases accounted for as operating leases in the accounts of the Group) owed to any person, including any banking or financial institution and/or any member of the Lion Group (other than letters of credit entered into in the ordinary course of business) and shall include (without limitation) the Lux 1 Loan, the PIK Notes, the Lux Inter-company Payable ‘A’ and those items included under the heading Debt in the appendix to this Agreement, but for the avoidance of doubt, shall exclude the CPECs and any intra-group debt between Group Companies;

“Group”	means the Company and the Subsidiary Undertakings, and “Group Member” and “Group Companies” shall be construed accordingly;

“Initial Cash Consideration”	has the meaning given in Clause 6.5;

“Intellectual Property”	means patents, trade marks, design rights, trade names, copyrights (including software), (whether registered or not and any applications to register or rights to apply for registration of any of the foregoing), rights in inventions, Know-How, trade secrets and other confidential information, and all other intellectual property rights of a similar or corresponding character in any part of the world;

“Know-How”	means confidential or proprietary industrial, technical or commercial information and techniques in any form (including paper, electronically stored data, magnetic media, files and micro-film) including drawings, data relating to inventions, formulae, test results, reports, research reports, project reports, methods, techniques and testing procedures, standard operating procedures, instruction and training manuals, market forecasts, specifications, quotations, lists and particulars of customers and suppliers, marketing methods;

“LCIA”	means the London Court of International Arbitration;

“Lion”	means Lion Capital LLP of 21 Grosvenor Place, London SW1X 7HF;

“Lion Group”	means Lion and each of its respective Affiliates (including the Seller) and each of their respective members, limited partners and investors from time to time, excluding any member of the Group;

“Lion/Stove Cayman”	means Lion/Stove Cayman LP, an exempted limited partnership governed by the laws of the Cayman Islands with its registered office at Stuarts Corporate Services Limited, P.O. Box 2510, 4th Floor, 1 Cayman Financial Centre, 36A Dr. Roy’s Drive, George Town, Grand Cayman KY1-1104, Cayman Islands;

“Lion/Stove Holdings Group”	means Lion/Stove Holdings Limited, a company registered in England and Wales with registered number 05871442, and the subsidiary undertakings in respect of which Lion/Stove Holdings is a parent undertaking;

“Lux 1 Loan”	means the loan from the Seller to Lion Stove Holdings Limited, of a principal amount of thirty million, nine hundred and eighty seven thousand , one hundred and fifty seven pounds and eighty nine pence (£30,987,157.89) together with all interest thereon accrued up to the Closing Date;

“Lux 2 Loan”	means the loan from the Company to Lion/Stove Holdings Limited of a principal amount of seventy four million eight hundred thousand Dollars ($74,800,000) made on 6 September 2006 which was assigned to the Seller on even date therewith and thereby became the Lux 1 Loan;

“Lux Inter-company Payable ‘A’”	means the sixty three thousand five hundred euro (€63,500) inter-company balance owed by the Company to the Seller;

“Lux Inter-company Payable ‘B’”	means the twenty three thousand six hundred and eighty nine euro and ten cents (€23,689.10) inter-company balance owed by the Company to Lion/Stove Holdings Limited;

“Lux Inter-company Payables”	means the Lux Inter-company Payable ‘A’ and the Lux Inter-company Payable ‘B’;

“Management Warranty Deeds”	means the UK Management Warranty Deed and the US Management Warranty Agreement;

“Managers”	means the UK Managers and the US Managers;

“Material Contract”	has the meaning ascribed to such a term in the UK Management Warranty Deed and the US Management Warranty Agreement, as appropriate;

“Payoff Letters”	means the Seller Payoff Letter and the Bank Payoff Letter;

“PECs”	means the three million nine hundred and fifty-one thousand six hundred and seven (3,951,607) preferred equity certificates with a nominal value of ten pounds (£10) each issued to the Seller by the Company on 6 September 2006, which were cancelled pursuant to the Cancellation and Assignment Agreement;

“PIK Notes”	means the PIK Notes issued by Lion/Stone Holdings Limited to the Seller (to capitalise interest accrued in relation to the Lux 1 Loan) on 30 September 2008 and 24 September 2009 in the principal amounts of three million pounds (£3,000,000) and ten million four hundred and seven thousand eight hundred and ninety eight pounds (£10,407,898) respectively;

“Pro forma Closing Statement”	means the pro forma closing statement in

Schedule 9 Part C.

“Securities”	means the Shares and the CPECs;

“Seller”	means Lion/Stove Luxembourg Investment S.à.r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 13-15 avenue de la Liberté, L-1931 Luxembourg, registered with the Luxembourg Trade and Companies Register under number 119,068;

“Seller Payoff Letter”	means a letter from the Seller, to Lion/Stove Holdings Limited and the Company in the agreed form;

“Seller’s Solicitors”	Weil, Gotshal & Manges of One South Place, London, EC2M 2WG;

“Seller’s Warranties”	means those warranties set out in Schedule 4;

“Shares”	means the issued share capital of the Company set opposite the name of the Seller in Schedule 1;

“Statement of Estimates”	means the statement delivered in accordance with Clause 6;

“Subsidiary Undertakings”	means the subsidiary undertakings in respect of which the Company is a parent undertaking, brief particulars of each of which are set out in Schedule 3;

“Surviving Provisions”	means Clause 1, Clause 12, Clause 16, Clause 17, Clause 19, Clause 20, Clause 21, Clause 22.2, Clause 25, Clause 26 and Clause 27;

“Tax,” “tax” or “Taxation”	means any tax, and any duty, impost, withholding, levy or charge in the nature of tax, imposed anywhere in the world, and any fine, penalty, surcharge or interest connected therewith and includes corporation tax, income tax (including income tax required to be deducted or withheld from or accounted for in respect of any payment), national insurance and social security contributions, capital gains tax, inheritance tax, value added tax, customs excise and import duties, stamp duty, stamp duty land tax, stamp duty reserve tax, insurance premium tax, and any other payment whatsoever which any person is or may be or become bound to make to any person and which is or purports to be in the nature of taxation;

“Target Working Capital”	means five million seven hundred thousand Dollars ($5,700,000);

“Transaction Documents”	means this Agreement, the Management Warranty Deeds and any other document entered into or to be entered into pursuant to this Agreement;

“Transaction Fee Deed”	means the deed entered into on 23 February 2010 between the Guarantor, Lion Capital LLP and Lion/Stove Holdings Limited;

“UK Management Warranty Deed”	means the management warranty deed in agreed form to be entered into between the Buyer and certain executive officers of the Group Companies named therein (the “UK Managers”);

“US Management Warranty Agreement”	means the management warranty agreement in agreed form to be entered into between the Buyer and certain executive officers of the Group Companies named therein (the “US Managers”);

“Warranty Claim”	means any claim by the Buyer (or any person deriving title from it) the basis of which is that a Seller’s Warranty is, or is alleged to be, untrue, inaccurate or misleading;

“Working Capital”	means the level of working capital of the Group calculated by reference to the specific line items set out in Schedule 9 Part C and the appendix to this Agreement and, for the avoidance of doubt, any line item included in the calculation of working capital shall not be included in estimating or calculating the Financial Debt or the Cash on the Closing Date;

“$”	means US dollars, being the lawful currency of the United States of America and “Dollars” shall be construed accordingly;

“€”	means Euro, being the lawful currency in the territory of the European Monetary Union and “euro” shall be construed accordingly;

“£”	means pounds sterling, being the lawful currency of the United Kingdom and “pounds” shall be construed accordingly.

1.2	In this Agreement, unless the context otherwise requires:
1.2.1	references to this Agreement or any other document include this Agreement or such other document as varied, modified or supplemented in any manner from time to time;

1.2.2	references to recitals, Clauses and schedules and sub-divisions of them are references to the recitals and Clauses of, and schedules to, this Agreement and sub-divisions of them respectively;

1.2.3	references to any statutory instrument or enactment include references to such statutory instrument or enactment as re-enacted, amended or extended on or before the date of this Agreement and any subordinate legislation made from time to time under it;

1.2.4	references to a “person” include any individual, company, corporation, firm, partnership, joint venture, association, organisation, institution, trust or agency, whether or not having a separate legal personality;

1.2.5	references to a “party” or the “parties” are references to a party or parties to this Agreement;

1.2.6	references to one gender include all genders, and references to the singular include the plural and vice versa;

1.2.7	headings are inserted for convenience only and shall be ignored in construing this Agreement;

1.2.8	general words shall not be given a restrictive meaning by reason of their being preceded or followed by words indicating a particular class or examples of acts matters or things;

1.2.9	the words “company”, “subsidiary”, “subsidiary undertaking” and “holding company” have the meanings given to them by the Companies Act 2006; and

1.2.10	the word “material” shall mean material in the context of the Group as a whole.
1.3	The Recitals and Schedules to this Agreement form part of it.

1.4	Any reference in this Agreement to a document being “in the agreed terms” or “in the agreed form” is to it being in the terms agreed between the parties and for identification purposes only signed or initialled by them or on their behalf on or before the date of this Agreement.

2	SALE AND PURCHASE OF SECURITIES

Upon the terms of this Agreement, and subject to the Condition being satisfied, the Seller shall sell with full title guarantee the Securities, and the Buyer shall purchase all the Securities, on and with effect from the Closing Date free from all Encumbrances and together with all rights which are now, or at any time hereafter may become, attached to them (including, without limitation, the right to receive all dividends, distributions and accrued interest declared, made or paid on or after the Closing Date). The Seller covenants with the Buyer that it has the right to sell and transfer to the Buyer the full legal and beneficial interest in the Securities on the terms set out in this Agreement and waives all rights of pre-emption which it may have (whether under the Company’s constitutional documents or otherwise) in respect of the transfer to the Buyer or its nominee(s) of the Securities or any of them.

3	CONDITION PRECEDENT

3.1	The sale and purchase of the Securities is conditional on all applicable filings having been made under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 or the regulations made thereunder and all applicable waiting periods under that Act or those regulations having expired, lapsed or been terminated as appropriate, in each case in connection with the proposed acquisition of the Securities by the Buyer or any matter arising from or relating to such proposed acquisition.

3.2	The Buyer shall take, or cause to be taken, all actions and do, or cause to be done, all things required to obtain approval for the consummation of the transactions contemplated by this Agreement by any Governmental antitrust entity of the United States (the “Antitrust Approval”), which, subject to the last sentence of this Clause 3.2, shall include without limitation the Buyer’s agreement to (A) sell or otherwise dispose of specific assets or categories of assets or businesses of the Company or any of the Buyer’s other assets or businesses then owned by the Buyer; (B) terminate any existing contractual rights and obligations (to the extent permissible under the terms thereof); and (C) amend or terminate such existing licences or other intellectual property agreements (to the extent permissible under the terms thereof) and enter into such new licences or other intellectual property agreements as such Governmental antitrust entity requires in order to provide the Antitrust Approval (and, in each case, enter into agreements with the relevant Governmental antitrust entity giving effect thereto) (any of the foregoing actions a “Divestiture”). Notwithstanding the foregoing, nothing in this Clause 3.2 shall require, or be deemed to require, the Buyer to agree to or effect any Divestiture, hold separate any business or assets or take any other action if doing so would, individually or in the aggregate, reasonably be expected to have a material and adverse effect on the business of the Company or the Buyer after the transaction (a “Materially Adverse Divestment”).

3.3	Each of the parties shall submit any necessary filings required pursuant to this Clause 3 within ten Business Days following the date of this Agreement.

3.4	If the Antitrust Approval will not be granted by the relevant Governmental antitrust entity of the United States without requiring a Materially Adverse Divestment, and the Condition is not satisfied in accordance with Clause 3.1, on or before June 30, 2010, all rights and obligations of the parties under this Agreement shall end (except for the provisions of the Surviving Provisions) but (for the avoidance of doubt) all rights and liabilities of the parties which have accrued before termination solely in connection with the satisfaction of the Condition shall continue to exist.

3.5	If the Antitrust Approval (not requiring a Materially Adverse Divestment) has not been granted by the relevant Governmental antitrust entity in the United States and the Condition is not satisfied in accordance with Clause 3.1 on or before June 30, 2010, then the Seller may by written notice to the Buyer terminate this Agreement (except for the provisions of the Surviving Provisions) but (for the avoidance of doubt) all rights and liabilities of the parties which have accrued before termination solely in connection with the satisfaction of the Condition shall continue to exist.

4	CONSIDERATION

4.1	The Consideration payable by the Buyer for the Securities shall be payment of the Final Cash Consideration to the Seller. The Consideration will be apportioned to the CPECs at par value plus accrued and unpaid yield up to the Closing Date, with the remainder of the Consideration being apportioned to the Shares.

4.2	The final cash consideration (the “Final Cash Consideration”) shall be the amount which results from taking the Cash Free/Debt Free Price and:
4.2.1	subtracting the Financial Debt;

4.2.2	adding the Cash; and

4.2.3	if the Actual Working Capital is greater than the Estimated Working Capital at Closing, adding the amount of the difference; or

4.2.4	if the Actual Working Capital is less than the Estimated Working Capital at Closing, subtracting the amount of the difference.
4.3	The Final Cash Consideration shall be calculated after Closing on the basis set out in Schedule 9.

4.4	The Final Cash Consideration shall be satisfied (i) by the payment at Closing of the Initial Cash Consideration by the Buyer to the Seller in accordance with Clause 6 and (ii) the payment after Closing of any Financial Adjustments due from the Buyer to the Seller or from the Seller to the Buyer, in accordance with the provisions of Schedule 9, which payment shall be made within five Business Days of the final determination of the Financial Adjustment under the provisions of Schedule 9.

4.5	Any payments required to be made under the Financial Adjustments shall be treated as adjusting the Initial Cash Consideration and resulting, after such adjustment, in the Final Cash Consideration. The Final Cash Consideration shall be adopted for all tax reporting purposes.

4.6	If any payment is made by the Seller to the Buyer in respect of any Claim, the payment shall be made by way of adjustment of the Consideration paid by the Buyer to the Seller under this Agreement and the Consideration payable to the Seller shall be deemed to have been reduced by the amount of such payment.

5	PRE-CLOSING UNDERTAKINGS

5.1	Subject to Clause 5.2 the Seller undertakes to the Buyer to procure that:
5.1.1	from the date of this Agreement until Closing no Group Member will undertake any act or course of conduct which is outside the ordinary course of the business of such Group Member without the prior written consent of the Buyer (such consent not to be unreasonably withheld or delayed); and

5.1.2	from the date of this Agreement until Closing no Group Member shall undertake any of the acts or matters specified in Schedule 6 without the prior written consent of the Buyer (such consent not to be unreasonably withheld or delayed).
5.2	Clause 5.1 does not apply in respect of and shall not operate so as to restrict or prevent:
5.2.1	any matter reasonably undertaken by any member of the Group in an emergency or disaster situation with the bona fide intention of minimising any adverse effect thereof provided that immediate written notice thereof is provided to the Buyer;

5.2.2	the completion or performance of actions which are reasonably necessary to discharge any obligations undertaken pursuant to any legal or regulatory obligation or pursuant to any contract, arrangement, licence or consent in each case that has been entered into by or relating to any member of the Group prior to the date of this Agreement and was entered into (or, in the case of a licence or consent, issued or granted) in the ordinary course of business;

5.2.3	any matter expressly required by the Transaction Documents; or

5.2.4	any matter undertaken at the written request of the Buyer.
5.3	The liability of the Seller in respect of any claim by the Buyer in respect of a breach of Clause 5.1 shall be subject to the limitations set out in Clause 8 and in Schedule 7.

5.4	The Seller agrees to notify the Buyer as soon as reasonably practicable upon becoming aware of any fact, matter or circumstance which constitutes, or which is likely to constitute, a breach of the undertakings contained in Clause 5.1 or any breach of or inaccuracy in any of the Seller’s Warranties under this Agreement.

5.5	Pending Closing the Buyer and any person authorised by it shall be given reasonable access to the properties and to all the books and records of each Group Member and the managers, directors and employees of each Group Member shall be instructed to give all such information and explanations as the Buyer or any person acting on the Buyer’s behalf may reasonably request.

5.6	The Seller agrees that it shall not take any action in its capacity as a shareholder of the Company, or an indirect shareholder of the Group Companies or otherwise, that causes or is reasonably likely to cause the US Managers and UK Managers to breach the pre-closing undertaking given under clause 4.1 of the UK Warranty Deed and clause 4.1 of the US Warranty Deed, respectively.

5.7	The Seller shall, and shall cause its Affiliates to, request the immediate return or certified destruction of all materials and information heretofore provided to any person or its representatives (other than the Buyer and its representatives) in connection with the sale of the Group, any Group Member or any of their respective businesses.

5.8	The Seller shall, and agrees that it shall cause its Affiliates to, and shall direct the management of the Group Companies to, use reasonable endeavours in good faith to assist the Buyer, and to provide such information to the Buyer as the Buyer may reasonably request, with respect to the inclusion by the Buyer of financial information with respect to the Group in any public filings of the Buyer to be made during the period between the date of this Agreement and the Closing provided always that, for the avoidance of doubt, the Buyer’s obligation to complete this Agreement shall not be affected in any way by the Seller’s obligations contained in this Clause.

5.9	Until the Closing, the Seller shall not, and shall procure that no Group Member or Affiliate of the Seller shall enter into, continue or solicit discussions, negotiations or agreements with, or provide any information to or otherwise assist, any third party who may be interested in acquiring the Securities (or any of them) or the whole or any material part of the undertaking, business or assets of any Group Member (including any shares in the capital of any Group Member).

6	CLOSING

6.1	Closing shall take place at a time to be agreed between the parties prior to Closing, having regard to the need to facilitate the occurrence of the following at Closing: (i) payment of the Consideration; (ii) repayment of the relevant Financial Debt pursuant to this Agreement; and (iii) the Buyer’s source of funding for the acquisition of the Securities and shall take place, at the offices of the Seller’s Solicitors in New York or (at the option of the Seller) at the offices of Arendt & Medernach in Luxembourg, on the later of:
6.1.1	the sixth Business Day after the date on which the Condition is satisfied; and

6.1.2	30 April 2010,
or at such other place outside of the United Kingdom and/or on such other date as may be agreed between the parties; provided however that, notwithstanding the foregoing, in the event that the Guarantor consummates a public offering of shares of common stock of the Guarantor resulting in aggregate gross proceeds by way of equity subscription monies to the Guarantor of at least one hundred and fifty million Dollars ($150,000,000) prior to 30 March, 2010, then Closing shall take place at the offices of the Seller’s Solicitors in New York or (at the option of the Seller) at the offices of Arendt & Medernach in Luxembourg on the later of:
6.1.3	the sixth Business Day after the date on which the Condition is satisfied; and

6.1.4	31 March 2010.
6.2	At Closing, the Seller shall do those things listed as being applicable to it in Part A of Schedule 8 and the Buyer shall do those things listed in Part B of Schedule 8.

6.3	No less than five Business Days prior to Closing, the Seller shall provide the Buyer with a draft of the:
6.3.1	Bank Payoff Letter, indicating the amounts of Financial Debt owing to banking or financial institutions; and

6.3.2	Seller Payoff Letter, indicating the outstanding principal and interest in respect of the Lux 1 Loan and the PIK Notes accrued up to the Closing Date, to be discharged at Closing in accordance with Clause 6.5.2.

6.4	No less than five Business Days before Closing, the Seller shall deliver or shall cause to be delivered to the Buyer the Statement of Estimates. The Statement of Estimates shall show the Estimated Cash, the Estimated Financial Debt and the Estimated Working Capital at Closing.

6.5	At Closing, the Buyer shall:
6.5.1	pay to the Seller the aggregate of the amount in US dollars equal to the Cash Free/Debt Free Price (i) minus the Estimated Financial Debt, (ii) plus the Estimated Cash (the “Initial Cash Consideration”) and (iii) if the Estimated Working Capital at Closing is greater than the Target Working Capital, the Initial Cash Consideration shall be increased by an amount equal to the difference; or if the Estimated Working Capital at Closing is less than the Target Working Capital the Initial Cash Consideration shall be reduced by an amount equal to the difference; and

6.5.2	advance sufficient immediately available funds to each relevant Group Member to discharge its liability in respect of any Financial Debt identified in the Payoff Letters and procure that such Group Member discharges such liability by way of a payment by electronic transfer of immediately available funds to such accounts as notified by the Seller to the Buyer of an amount equal to the outstanding amount of Financial Debt identified in the Payoff Letters and owed by such Group Member;
6.6	If the respective obligations of the Seller and/or the Buyer under this Clause 6 and Schedule 8 are not complied with on the Closing Date the Buyer or, as the case may be, the Seller may:
6.6.1	defer Closing for a period of up to 20 Business Days (and the provisions of this Clause 6 shall apply to the Closing so deferred);

6.6.2	proceed to Closing as far as practicable (without limiting the Buyer’s or the Seller’s rights under this Agreement);

6.6.3	subject to Closing having first been delayed for a period of at least 20 Business Days under Clause 6.6.1 and the parties having used reasonable endeavours to effect Closing during that period, terminate this Agreement by notice in writing to the other parties.
6.7	If this Agreement is terminated in accordance with Clause 6.6.3 (and without limiting any party’s right to claim damages), all obligations of the parties under this Agreement shall end (except for the provisions of the Surviving Provisions) but (for the avoidance of doubt) all rights and liabilities of the parties which have accrued before termination shall continue to exist.

7	WARRANTIES

7.1	The Seller warrants to the Buyer that each of the Seller’s Warranties is of the date of this Agreement, and will at Closing be, true and accurate.

7.2	The Buyer confirms that it has not entered into this Agreement or any other Transaction Document in reliance upon any representation, warranty or undertaking other than those expressly contained herein or any other Transaction Document and acknowledges that it has not relied on, and will (in the absence of fraud) make no claim in respect of any such representation, warranty or undertaking made or supplied by or on behalf of the Seller or any other person whatsoever. Without limiting the general nature of the foregoing, the Buyer confirms that it has not relied on, has not been induced to enter into this Agreement by, and will make no claim against, the Seller or any other person whatsoever in respect of any budget, forecast or other projection of any nature made or supplied by or on behalf of the Seller.

7.3	Subject to, and without prejudice to the rights of the Buyer under, the Management Warranty Deeds, the Buyer undertakes to the Seller not (except in the case of fraud) to initiate or pursue (either directly or through any other person including without limitation, any Group Member) proceedings of any kind against any present or former director, officer or employee (a) of the Seller or of Lion, or (b) of any Affiliate of the Seller or of Lion in respect of any conduct, default or omission of any such person prior to Closing or in respect of any warranty, representation or statement made to the Buyer (or any member of the same group of companies as the Buyer, or any of their respective advisers) in each case in connection with the transactions contemplated by this Agreement. Any present or former manager, director, officer, employee of any of the entities referred to in (a) or (b) shall be entitled to directly enforce this Clause.

7.4	The Seller undertakes to the Buyer not (except in the case of fraud) to initiate or pursue (either directly or through any other person) proceedings of any kind against any present or former manager, director, officer, employee (a) of any Group Member; (b) of the Buyer or (c) of any Affiliate of the Buyer in respect of any conduct, default or omission of any such person prior to Closing or in respect of any warranty, any representation or statement made to the Seller (or any member of the Lion Group, or any of their respective advisers) in each case in connection with the transactions contemplated by this Agreement. Any present or former manager, director, officer or employee of the entities referred to in (a) or (b) shall be entitled to directly enforce this Clause.

7.5	Each of the Seller’s Warranties shall be separate and independent and shall continue in full force and effect notwithstanding Closing.

7.6	The Seller acknowledges that the Buyer has entered into this Agreement on the basis of the Seller’s Warranties and in reliance on them, and liability under the Seller’s Warranties or otherwise under this Agreement shall not in any way be modified or discharged by Closing.

8	LIMITATION ON CLAIMS

8.1	Subject to Clause 11, the sole remedy of the Buyer for any breach of the Seller’s Warranties shall be an action for damages. Following the Closing, the Buyer shall not be entitled to rescind this Agreement.

8.2	The liability of the Seller under or in respect of any Claim shall be subject to the limitations set out in Schedule 7 provided that nothing in Schedule 7 shall qualify or limit the liability of Seller in relation to any Claim attributable to fraud, dishonesty or wilful concealment on the part of the Seller or any member of the Lion Group or any of their Affiliates or agents or advisers.

9	BUYER WARRANTIES

9.1	The Buyer warrants to the Seller that each of the Buyer’s Warranties is at the date of this Agreement, and will at Closing be, true and accurate.

9.2	Each of the Buyer’s Warranties shall be separate and independent and shall continue in full force and effect notwithstanding Closing.

9.3	The Buyer acknowledges that the Seller has entered into this Agreement on the basis of the Buyer’s Warranties and in reliance on them, and liability under the Buyer’s Warranties or otherwise under this Agreement shall not in any way be modified or discharged by Closing.

10	BUYER’S UNDERTAKING TO THE SELLER

10.1	The Buyer undertakes to the Seller that (in the absence of fraud or wilful non-disclosure) the Buyer has no rights against and may not make a claim against any employee, director, agent, officer or adviser of any member of Lion on whom it may have relied before agreeing to any term of, or entering into, this Agreement or any other agreement or document referred to herein, other than in accordance with this Agreement.

10.2	The Buyer hereby confirms and undertakes to the Seller that it is entering into this Agreement as principal on its own behalf and not as agent or otherwise on behalf of any other person.

10.3	In the event that either the Buyer (or any of its Affiliates) accepts an offer from a third party on or prior to the date that is six months from the Closing Date to sell all or any of the Securities (“Sale Shares” or, individually, a “Sale Share”) then held by the Buyer (or any of its Affiliates) at a price per Sale Share that is greater than the consideration payable for such Securities pursuant to Clause 4 (a “Third Party Sale”), the Buyer shall (or shall procure that the relevant Affiliate shall) pay to the Seller on the date of Completion of the Third Party Sale an amount in cash (where the consideration payable in respect of the Third Party Sale is wholly or partially in cash), and/or transfer to the Seller an amount of non-cash consideration (where the consideration payable in respect of a Third Party Sale is wholly payable in shares, loan notes, and/or any other form of non-cash consideration), equal to the amount by which the price payable per Sale Share in respect of the Third Party Sale is greater than the amount payable per Share (as the case may be) pursuant to Clause 4 multiplied by the number of Sale Shares sold by the Buyer (or relevant Affiliate) in the Third Party Sale.

11	RIGHT OF TERMINATION

11.1	If before Closing:
(a)	any of Seller’s Warranties is untrue or inaccurate in any material respect;

(b)	any restraining order, permanent injunction or other order of any governmental entity of competent authority preventing the Closing has issued and become final and non-appealable, or any law has been enacted or made applicable to the matters contemplated by this Agreement which would make the Closing illegal (each, a “Transaction Prohibition”), the Buyer may elect not to complete the purchase of the Securities by giving notice to the Seller.

11.2	If before Closing:
(a)	any of the Buyer’s Warranties is untrue or inaccurate in a material respect; or

(b)	any Transaction Prohibition occurs,
the Seller may elect not to complete the purchase of the Securities by giving notice to the Buyer.

11.3	If the Buyer elects under Clause 11.1, or the Seller elects under Clause 11.2, not to complete the sale and purchase of the Securities, all rights and obligations of the parties under this Agreement shall end (except for the provisions of the Surviving Provisions) but (for the avoidance of doubt) all rights and liabilities of the parties which have accrued before termination shall continue to exist other than in the case of a termination of this Agreement as a result of a Transaction Prohibition (except where such Transaction Prohibition occurs as a result of an action by the Buyer or Seller in breach of its obligations under the terms of this Agreement, in which case each party’s accrued rights shall continue to exist).

12	CONFIDENTIALITY AND ANNOUNCEMENTS

12.1	Each of the parties shall not, and shall procure that each of its Affiliates shall not, at any time hereafter, divulge (other than in accordance with Clause 12.2, Clause 12.3 or Clause 12.4) any information, other than information which is in the public domain (otherwise than by reason of a breach of any of the provisions of this Agreement), in respect of the transactions contemplated by this Agreement or any other Transaction Document, save as required by any court order, law, regulation or any relevant regulatory body.

12.2	Other than the announcement in the agreed form which any party to this Agreement may issue following the date of this Agreement, no announcement or statement about this Agreement or the subject matter of, or any matter referred to in, this Agreement shall be made or issued before, on or after Closing by or on behalf of any of the parties without the prior written approval of the other parties, PROVIDED that nothing shall restrict the making by any party hereto (even in the absence of agreement by the other parties) of any statement which is required by law or called for by the requirements of any court order, law, regulation or any relevant regulatory body, but then only to the extent so required and after the relevant party has made reasonable endeavours to discuss the nature of the requirement and the form of the required announcement or statement with the other parties to this Agreement.

12.3	Nothing in this Clause 12 shall prevent Lion (which for the purpose of this Clause 12.3 shall include any employee, officer or professional adviser of Lion while acting in the ordinary course of their duties) from passing any information relating to the existence or contents of, or any matter referred to in, this Agreement or which may otherwise come into their possession to:
12.3.1	any member of the Lion Group;

12.3.2	any general partner, limited partner, trustee, nominee or manager of, or adviser to Lion, the Lion Group or any investor or potential investor in any of them;

12.3.3	any company or fund (including any unit trust, investment trust, limited partnership or general partnership) which is advised by, or the assets of which are managed (whether solely or jointly with others) from time to time by Lion or in respect of which Lion is a general partner, or which is advised or managed by Lion as general partner, trustee, nominee, manager or adviser;

12.3.4	any employee, officer or professional adviser of Lion,
providing always that any such recipient requires the information and is directed to keep such information confidential.

12.4	Nothing in this Clause 12 shall prevent the Buyer, or any of its Affiliates, or any of their respective employees, officers, directors or other representatives from disclosing any information in respect of the Transaction Documents required in the ordinary and normal course of the conduct of its business having regard in particular to the fact that the Buyer is registered with the US Securities and Exchange Commission (the “SEC”), it being understood and agreed that the Buyer and such other persons shall have the right to file copies of the Transaction Documents with the SEC and to discuss, publicise, provide information or engage in public relations and investor relations activities with respect to its acquisition of the Group and/or the terms of such acquisition.

13	GUARANTEE

13.1	The Guarantor, as primary obligor and not merely as surety, unconditionally and irrevocably guarantees, by way of continuing guarantee to the Seller, the payment and performance by the Buyer, when due, of all amounts and obligations under this Agreement without condition, set-off or counterclaim. This guarantee shall remain in full force and effect until all such amounts and obligations have been irrevocably paid and discharged in full.

13.2	The Guarantor’s obligations under this Clause:
(a)	constitute direct, primary and unconditional obligations to pay on demand by the Seller any sum which the Buyer is liable to pay under this Agreement without requiring the Seller first to take any steps against the Buyer or any other person; and

(b)	shall not be affected by any matter or thing which but for this provision might operate to affect or prejudice those obligations, including:
(i)	any time or indulgence granted to, or composition with, the Buyer or any other person; or

(ii)	any amendment of this Agreement; or

(iii)	the taking, variation, renewal or release of, or refusal or neglect to perfect or enforce, any right, remedy or security against the Buyer or any other person; or

(iv)	any legal limitation, disability or other circumstance relating to the Buyer or any unenforceability or invalidity of any obligation of the Buyer under this Agreement.
14	FURTHER ASSURANCE

On or after Closing, each party shall, at its own cost and expense, execute and deliver all such instruments and other documents and take all such actions as the other party may from time to time reasonably require in order to effect the transfer of legal and beneficial ownership of the Securities to the Buyer.

15	PAYMENTS

15.1	Unless expressly provided otherwise, where any payment is required under the terms of this Agreement to be made by the Buyer to the Seller, such payment shall be made to the bank account of the Seller at ________________________________________________ payment of the relevant amount so made shall constitute a good and absolute discharge for the Buyer of the relevant obligation, and the Buyer shall not be concerned to see to the application of such funds thereafter.

15.2	Unless expressly provided otherwise, where any payment is required under the terms of this Agreement to be made by the Seller to the Buyer, such payment shall be made to the bank account of the Buyer, ________________________________________________ and payment of the relevant amount so made shall constitute a good and absolute discharge for the Seller of the relevant obligation, and the Seller shall not be concerned to see to the application of such funds thereafter.

16	COSTS

Each party shall pay its own costs and expenses in relation to the negotiation, preparation and implementation of this Agreement (and the documents referred to herein), including the fees and disbursements of their respective agents, legal, accountancy and other advisers and, in the case of the Seller or any other Group Company, the Seller shall pay any management, transaction or similar fees payable to any member of the Lion Group, excluding for the avoidance of doubt any fees payable by the Guarantor pursuant to the Transaction Fee Deed (together, the “Transaction Costs”) provided always that this Clause shall not operate to prevent the payment by any member of the Group of any monitoring or oversight fees payable to Lion or any of its Affiliates during or in respect of the period from the date of this Agreement until Closing, where such fees are paid pursuant to an agreement entered into and disclosed to the Buyer prior to the date of this Agreement and provided that all such fees, to the extent such fees remain unpaid, are deducted from the amount of the Estimated Cash on the Statement of Estimates to be prepared pursuant to Clause 6 and from the amount of the Cash on the Closing Statement to be prepared pursuant to Schedule 9 and, for the avoidance of doubt, any amounts of such fees which have been paid prior to such date shall not be so deducted.

17	NOTICES

17.1	Any notice or other communication to be given under this Agreement shall be in writing and shall be deemed to have been duly served on, given to or made in relation to a party if it is left at the authorised address of that party or posted by registered post if the country of destination is the same as the country of origin or by prepaid airmail if the country of destination is not the same as the country of origin, addressed to that party at such address or by fax to that party’s authorised fax number and shall if:
17.1.1	personally delivered, be deemed to have been received at the time of delivery; or

17.1.2	posted to an inland address in the United Kingdom, be deemed to have been received on the second Business Day after the date of posting and if posted to an overseas address, be deemed to have been received on the fifth Business Day after the date of posting; or

17.1.3	faxed, be deemed to have been delivered, at the time of confirmed transmission, provided that where, in the case of delivery by hand or delivery by fax occurs after 6 pm (local time at the country of destination) on a Business Day or on a day which is not a Business Day, receipt shall be deemed to occur at 9 am on the next following Business Day.

17.2	In proving the giving of a notice or other communication it shall be sufficient to prove that delivery was made or that the envelope containing the communication was properly addressed and posted by registered post or prepaid airmail or that the fax was properly addressed and transmitted, as the case may be.

17.3	For the purposes of this Clause 17 the authorised address and fax number of the parties are as follows:
17.3.1	Seller:

Name:	Lion/Stove Luxembourg Investment S.à r.l
Address:	13-15 avenue de la Liberté L-1931 Luxembourg

Attention:	Board of Managers
Fax:

With a copy to:

Name:	Lion Capital LLP

Address:	21 Grosvenor Place London SW1X 7HF

Attention:	Andreas von Paleske
Fax:

With a copy to:

Name:	Weil, Gotshal & Manges

Address:	One South Place London EC2M 2WG

Attention:	Michael Francies
Fax:

Buyer:

Name:	DFKA Limited (c/o Diamond Foods, Inc.)

Address:	17th Floor 600 Montgomery Street San Francisco CA 94111

Attention:	General Counsel
Fax:

With a copy to:

Name:	Fenwick & West LLP

Address:	555 California Street, 12th Floor San Francisco California 94104 U.S.A.

Attention:	Douglas Cogen
Fax:

With an additional copy to:

Name:	Allen & Overy LLP

Address:	One Bishops Square London E1 6AD

Attention:	Ian Stanley/Gillian Holgate
Fax:

Guarantor:

Name:	Diamond Foods, Inc.

Address:	17th Floor 600 Montgomery Street San Francisco CA 94111

Attention:	General Counsel
Fax:

With a copy to:

Name:	Fenwick & West LLP

Address:	555 California Street, 12th Floor San Francisco California 94104 U.S.A.

Attention:	Douglas Cogen
Fax:

With an additional copy to:

Name:	Allen & Overy LLP

Address:	One Bishops Square London E1 6AD

Attention:	Ian Stanley/ Gillian Holgate
Fax:
18	SEVERABILITY

If any provision of this Agreement (or of any document referred to herein) is held to be illegal, invalid or unenforceable in whole or in part in any relevant jurisdiction the legality, validity and enforceability of the remaining provisions of this Agreement (or such document) shall not in any way be affected or impaired thereby.

19	ENTIRE AGREEMENT

19.1	This Agreement together with the other Transaction Documents contains the entire agreement and understanding of the parties and supersedes all prior agreements, understandings or arrangements (both oral and written) relating to the subject matter of this Agreement (and any such document).

19.2	Each of the parties acknowledges and agrees that:
19.2.1	it does not enter into this Agreement or any of the other Transaction Documents on the basis of and does not rely, and has not relied, upon any statement or representation (whether negligent or innocent) or warranty or other provision (in any case whether oral, written, express or implied) made, given or agreed to by any person (whether a party to this Agreement or not) except those expressly set out or referred to in this Agreement or any of the other Transaction Documents. Each party waives all rights and remedies which, but for this Clause 19.2.1, might otherwise be available to it in respect of any such statement, representation, warranty, or other provision; and

19.2.2	this Clause 19.2 shall not apply to any statement, representation, warranty or other provision made fraudulently which was induced by, or otherwise entered into as a result of, fraud, for which the remedies shall be all those available under the law governing this Agreement.

20	VARIATION

No variation, amendment, supplement, deletion or replacement of or from this Agreement or any of its terms shall be effective unless made in writing and signed by or on behalf of each party.

21	REMEDIES AND WAIVERS

21.1	No delay or omission on the part of any party to this Agreement in exercising any right, power or remedy provided under this Agreement or any other documents referred to in it shall impair such right, power or remedy or operate as a waiver thereof.

21.2	The single or partial exercise of any right, power or remedy provided under this Agreement shall not preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

21.3	The Seller shall not be liable to make any payment under this Agreement nor shall the Buyer exercise any right of set-off or counter-claim against or otherwise withhold payment of any sums stated to be payable by the Buyer to the Seller or under any of the Transaction Documents unless and until such liability has been agreed by the Seller or determined to be payable in any proceeding, suit or action arising out of or in connection with the Transaction Documents.

22	CONTINUING OBLIGATIONS AND ASSIGNMENT

22.1	Subject to the provisions of Clause 3, Clause 6, Clause 8 and Clause 11, each of the obligations, warranties and undertakings accepted or given by the Seller or the Buyer under this Agreement or any document referred to herein shall continue in full force and effect notwithstanding Closing taking place.

22.2	The Buyer may assign the benefit of the Transaction Documents to any other member of the Buyer’s Group for the time being or to any lender or holder of debt securities issued by the Buyer or any other member of the Buyer’s Group for the time being or any agent of such lender or holder and if it does so:
(a)	as between the Seller and the Buyer, the Seller may nevertheless enforce the Transaction Documents against the Buyer as if the assignment had not occurred;

(b)	the assignment shall not in any way operate so as to increase the liability of the Seller under the Transaction Documents beyond the liability the Seller would have had to the Buyer itself had the assignment not occurred; and

(c)	if the benefit of the Transaction Documents is assigned to another member of the Buyer’s Group for the time being and the assignee ceases to be a member of the Buyer’s Group for the time being, the Buyer shall procure that the benefit of the Transaction Documents is re-assigned to the Buyer or assigned to another member of the Buyer’s Group for the time being.
22.3	Except as permitted by this Clause 22, no party shall be entitled to assign, transfer, charge, sub-contract or otherwise deal with all or any rights or obligations under this Agreement.

23	ACCESS

23.1	For a period of three years following Closing (or for such shorter or longer period as may be required by law) subject to the Seller providing the Buyer with at least seven days’ prior written notice and entering into appropriate confidentiality undertakings, the Buyer shall make available to the Seller and its advisers the books and records of each member of the Group which are reasonably required by the Seller for the purpose of dealing with its tax affairs and reviewing the Closing Statement in accordance with Schedule 9 and the Buyer shall, upon being given reasonable notice by the Seller and subject to (i) there being no material disruption to the business of the Group and (ii) such books and records not containing commercially sensitive or confidential information, procure that such books and records are made available to the Seller and its advisers for inspection (during working hours) and copying (at the expense of the Seller).

23.2	For the purposes of this Clause 23, “books and records” has its common law meaning and includes, without limitation, all notices, correspondence, orders, enquiries, drawings, plans, books of account and other documents and all computer disks or tapes or other machine legible programs or other records but shall not include books and records to the extent they relate to the period commencing after Closing.

24	COUNTERPARTS

This Agreement may be executed in the form of one or more counterparts in like form each of which shall be deemed to be an original when taken together and shall constitute one and the same document.

25	RIGHTS OF THIRD PARTIES

25.1	A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of it except as provided in Clause 7.3 or Clause 7.4.

25.2	Without prejudice to Clause 25.1, the parties to this Agreement may, together, amend the terms of this Agreement without the consent of any other person.

26	GOVERNING LAW AND JURISDICTION

This Agreement and all matters (including, without limitation, any contractual or non-contractual obligations) arising from or connected with it are governed by, and shall be construed in accordance with, English law.

27	DISPUTES

27.1	Any dispute, claim or controversy arising out of or in connection with this Agreement (including a dispute, claim or controversy relating to any non-contractual obligations arising out of or in connection with this Agreement) (a “Dispute”) shall be resolved in accordance with this Clause.

27.2	Either party may give to the other at any time notice in writing that a Dispute has arisen (a “Disputes Notice”). Within 10 Business Days of service of a Disputes Notice, representatives of the parties shall hold a meeting (a “Dispute Meeting”) in an effort to resolve the dispute. Each party shall use all reasonable endeavours to send a representative who has authority to settle the dispute to attend the Dispute Meeting.

27.3	Any Dispute which is not resolved within 10 Business Days after the service of a Disputes Notice, whether or not a Dispute Meeting has been held, shall on notice in writing being given by either party to the other (the “Arbitration Notice”) be referred to and finally resolved by arbitration under the London Court of International Arbitration Rules (the “Rules”). The Rules are incorporated by reference into this Clause and capitalised terms used in this Clause which are not otherwise defined in this Agreement shall have the meaning given to them in the Rules. The number of arbitrators shall be three. The Seller shall nominate one arbitrator for appointment by the LCIA. The Buyer shall nominate one arbitrator for appointment by the LCIA. The LCIA Court shall nominate the third arbitrator, who will act as chairman. The seat of the arbitration shall be London, England. The language of the arbitration shall be English. The jurisdiction of the English courts under sections 45 and 69 of the Arbitration Act 1996 is excluded. This arbitration agreement shall be governed by English law.

27.4	Without prejudice to Clause 27.3 and in support of the arbitral proceedings contemplated in Clause 27.3, the Seller irrevocably appoints Lion Capital LLP of 21 Grosvenor Place, London SW1X 7HF as its agent in England for service of process in any proceedings before the English courts in support of such arbitral proceedings.

27.5	Without prejudice to Clause 27.3 and in support of the arbitral proceedings contemplated in Clause 27.3, the Guarantor irrevocably appoints the Buyer at its registered office as its agent in England for service of process in any proceedings before the English courts in support of such arbitral proceedings.
AS WITNESS the hands of the parties or their duly authorised representatives the day and year first above written.

SCHEDULE 1
THE SELLER AND NUMBER AND CLASS OF SHARES
[SCHEDULE 1 IS OMITTED. A COPY OF SCHEDULE 1 WILL BE FURNISHED TO THE U.S. SECURITIES EXCHANGE COMMISSION UPON REQUEST.]

SCHEDULE 2
THE COMPANY
[SCHEDULE 2 IS OMITTED. A COPY OF SCHEDULE 2 WILL BE FURNISHED TO THE U.S. SECURITIES EXCHANGE COMMISSION UPON REQUEST.]

SCHEDULE 3
SUBSIDIARY UNDERTAKINGS
[SCHEDULE 3 IS OMITTED. A COPY OF SCHEDULE 3 WILL BE FURNISHED TO THE U.S. SECURITIES EXCHANGE COMMISSION UPON REQUEST.]

SCHEDULE 4
SELLER’S WARRANTIES
PART 1
A.	THE SECURITIES

A.1	Save for the Encumbrances to be released on Closing in accordance with the terms of the Deeds of Release, there is no Encumbrance on, over or affecting any of the Securities and there is no agreement or commitment entered into by the Seller to give or create such Encumbrance and no person has claimed to be entitled to such Encumbrance.

A.2	The Seller is the only legal owner of the Securities and owns the beneficial interest in the Securities.

A.3	The Shares have been properly issued and allotted, are fully paid or credited as fully paid and constitute the whole of the issued and allotted share capital of the Company.

A.4	There is no agreement, arrangement, obligation or commitment outstanding entered into by the Seller which calls for the allotment, issue, sale, transfer, redemption or repayment of or the grant to a person of the right (conditional or not) to require the allotment, issue, sale, transfer, redemption or repayment (including an option or right of pre-emption on conversion) of any shares, debentures or other debt or equity securities in the Company or any member of the Group.

B.	CAPACITY

B.1	The Seller has the requisite power and authority, and has taken all actions necessary to execute, deliver and exercise its rights, and perform its obligations, under the Transaction Documents to which it is a party.

B.2	Each of the Transaction Documents to which the Seller is or will be a party will, when executed by it, constitute legal, valid and binding obligations on the Seller in accordance with its terms.

B.3	Except as may be required by the Antitrust Authority or any other antitrust authority in any other jurisdiction (affecting either the Buyer or the Seller), or as expressly provided for in this Agreement, no authorisations from, or notices or filings with, any governmental authority are necessary to enable the Seller to execute, deliver and perform its obligations under this Agreement and each of the other Transaction Documents to which it is or will be a party.

B.4	The entry into, delivery and performance of the obligations under the Transaction Documents and the implementation of the transactions contemplated by the Transaction Documents do not and will not:
(a)	result in a breach of any provision of the memorandum or articles of association, by-laws or equivalent constitutional document of any Group Member, Lion/Stove Cayman or any of Lion/Stove Cayman’s subsidiaries;

(b)	result in a breach of, or constitute a default under, any agreement or instrument to which any Group Member, the Seller or any controlling or controlled Affiliate of the Seller is respectively a party or by which any Group Member, Lion/Stove Cayman or any of Lion/Stove Cayman’s subsidiaries is respectively bound and which is material in the context of the transactions contemplated by this Agreement;

(c)	result in a breach of any order, judgment or decree of any court or governmental agency to which any Group Member, Lion/Stove Cayman or any of Lion/Stove Cayman’s subsidiaries is a party or by which any Group Member, the Seller or any controlling or controlled Affiliate of the Seller is bound and which is material in the context of the transactions contemplated by this Agreement;

(d)	result in a requirement for the Seller to obtain any consent or approval of, or give any notice to or make any registration with, any governmental, regulatory or other authority which has not been obtained or made at the date of this Agreement both on an unconditional basis and on a basis which cannot be revoked; or

(e)	result in the creation of an Encumbrance on the Securities.
C.	THE COMPANY AND THE SUBSIDIARY UNDERTAKINGS

C.1	Incorporation and existence

The Company and each of the Subsidiary Undertakings are limited liability companies incorporated under applicable law and each has been in continuous existence since its incorporation.

C.2	Details of the Company and Subsidiary Undertakings

The particulars relating to the Company and the Subsidiary Undertakings set out in Schedule 2 and Schedule 3 respectively are true and accurate.

C.3	Company’s Ownership of Lion/Stove Holdings

The Company is the legal and beneficial owner of all issued shares and/or other issued equity interests in Lion/Stove Holdings Ltd. (the “Lion/Stove Holdings Shares”).

C.4	No Assets and Liabilities
(a)	Subject to C.4(b) below, the Company is a holding company and does not engage, and has never engaged, in any trading activities whatsoever and consequently the Company does not own, or hold any direct interest in, and never has owned or held any direct interest in, any assets whatsoever (other than cash balances), nor does the Company have any debts, obligations or liabilities of any nature.

(b)	The Company currently holds or has held, as the case may be, the following assets and has or had, as the case may be, the following liabilities:
(i)	the Lion/Stove Holdings Limited Shares;

(ii)	the Lux 2 Loan;

(iii)	the PECs;

(iv)	the CPECs;

(v)	the Lux Inter-company Payables; and

(vi)	amounts incurred in respect of professional directors and auditors fees and other ancillary costs required to comply with statutory filing or other similar requirements and to maintain its corporate existence.
D.	THE SUBSIDIARY UNDERTAKINGS

D.1	The Company does not have any subsidiary undertakings other than the Subsidiary Undertakings. Each of the Subsidiary Undertakings is a wholly-owned subsidiary of the Company and each of the shares of each Subsidiary Undertaking is beneficially and legally owned by a Group Member and has been properly allotted and issued and is fully paid or credited as fully paid.

D.2	Save in respect of Encumbrances to be released on Closing in accordance with the terms of the Deeds of Release, there is no Encumbrance on, over or affecting any of the shares in the capital of any of the Subsidiary Undertakings and there is no agreement or commitment entered into to give or create such Encumbrance and no person has claimed to be entitled to such Encumbrance.

D.3	Neither the Company nor any Subsidiary Undertaking owns any shares or stock in the capital of, nor does it have any beneficial or other interest in, any company or business organisation other than another Subsidiary Undertaking, nor does the Company or any Subsidiary Undertaking control or take part in the management of any other company or business organisation nor has the Company or any Subsidiary Undertaking entered into an agreement or commitment to do any of the foregoing.

D.4	There are no outstanding subscription rights, options warrants, “put” or “call” rights, exchangeable or convertible securities or other contracts, rights or securities of any character relating to any shares, stock or securities or any Group member, or otherwise obligating any Group Member to issue, allot, transfer, sell, purchase, redeem or otherwise acquire or sell any such securities or rights. No employee or service provider of any Group Member holds, or has any right to acquire, any equity interest in any Group Member.

SCHEDULE 5
BUYER’S WARRANTIES
1.	The Buyer is a company duly incorporated and organised and validly existing under the laws of England and Wales.

2.	Save as referred to in the Condition to Closing in Clause 3 of this Agreement, each of the Buyer and the Guarantor has the requisite power and authority required, and has taken all actions necessary to execute, deliver and exercise its rights, and perform its obligations, under the Transaction Documents to which it is a party.

3.	The entry into, delivery and performance by the Buyer or relevant member of the Buyer’s Group of its obligations under the Transaction Documents and the implementation of the transaction contemplated by the Transaction Documents do not and will not:
(a)	result in a violation or breach of any provision of the Memorandum and Articles of Association of the Buyer or equivalent constitutional document of any member of the Buyer’s Group;

(b)	result in a breach of, or constitute a default under, any agreement or instrument to which the Buyer or any member of the Buyer’s Group is respectively a party or by which it or any member of the Buyer’s Group is respectively bound and which is material in the context of the transaction contemplated by this Agreement;

(c)	result in a breach of any order, judgment or decree of any court or governmental agency to which the Buyer or any member of the Buyer’s group is respectively a party or by which it or any member of the Buyer’s group is respectively bound and which is material in the context of the transaction contemplated by this Agreement; or

(d)	save as referred to in the Condition to Closing in Clause 3 of this Agreement, result in a requirement for the Buyer to obtain any consent or approval of, or give any notice to or make any registration with, any governmental, regulatory or other authority which has not been obtained or made at the date of this Agreement both on an unconditional basis and on a basis which cannot be revoked.
4.	Each of the Transaction Documents to which each of the Buyer and the Guarantor is or will be a party will, when executed by it, constitute legal, valid and binding obligations on the Buyer and/or the Guarantor as appropriate in accordance with its terms.

5.	The Buyer has, or will at Closing have, sufficient available funds to satisfy in full its obligation to pay the Final Cash Consideration.

SCHEDULE 6
PRE-CLOSING UNDERTAKINGS
A.	The Seller shall procure that no Group Member shall, save with the prior written consent of the Buyer (not to be unreasonably withheld) or as expressly set out in this Agreement:

1	cease to carry on its business in the ordinary course;

2	create, allot, issue, acquire, reduce, repay or redeem any share or loan capital or agree, arrange or undertake to do any of those things, or acquire or agree to acquire an interest in an undertaking;

3	save in the ordinary course of the Group’s business consistent with past practice, acquire or dispose of, or agree to acquire or dispose of, any asset or assume or incur, or agree to assume or incur, any liability, obligation or expense (actual or contingent);

4	create or grant any Encumbrance in respect of any of its assets;

5	pass any resolution of its shareholders or any class of shareholders, whether in general meeting or otherwise;

6	enter into any contract outside the ordinary course of the Group’s business;

7	enter into any contract for the purchase, sale or lease of any real property, or grant any third party right in respect of any of the real property of the Group, or transfer or otherwise dispose of any such real property;

8	do or omit to do anything which is reasonably likely to result in the termination, revocation, suspension, modification or non-renewal of any material licence or consent held by it;

9	transfer or license from any person (not being a Group Member) any rights to any Intellectual Property, or transfer or license to any person (not being a Group Member) any rights to any Intellectual Property of any Group Member;

10	give any discount, accommodation or other concession to any person, other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any trade debt or other receivable;

11	change accounting principles, methods or practices (including any change in depreciation or amortisation policies) or revalue any of its assets, except in each case as required by changes in generally accepted accounting principles as concurred with its independent accountants and after notice to the Buyer;

12	make or change any material election in respect of any taxes, adopt or change any accounting method in respect of taxes, file any income tax return or any other material tax return, file any amendment to an income tax return or any other material tax return, enter into any tax sharing or similar agreement, settle any claim or assessment in respect of taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes, provided, however, that:
12.1.1	this paragraph shall not apply to the filing of any tax returns, computations, ancillary information, statements and accounts relevant to the Tax position of a Group Member and any claims, elections, disclaimers, surrenders and consents assumed to be made or given therein, to the extent that such filing does not involve the making or changing of any material election in respect of any taxes, the adopting or changing of any accounting method in respect of taxes, the amendment of any previous income tax return in any material respect, the entering into of any tax sharing or similar agreement, the settlement of any claim or assessment in respect of taxes, or the consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes, and either (i) the time limit for the filing of such document(s) has expired, or is due to expire prior to Closing and the relevant tax authority has refused to grant an extension to such time limit, or (ii) the Seller, a Group Member or an Affiliate of the Seller or a Group Member would otherwise incur a liability to interest or a charge, fine or penalty to the extent that such document(s) are not so filed before a date which falls on or before Closing; and
12.1.2	the Buyer shall not unreasonably withhold its consent to any of the foregoing actions;
13	form any subsidiary or acquire shares or other interests in any entity or participate in, or terminate any participation in, any partnership or joint venture;

14	amend the terms of employment of any employee of a Group Member with a basic salary in excess of ninety thousand Dollars ($90,000);

15	employ, engage or terminate the employment or engagement of, any employee with a basic salary in excess of ninety thousand Dollars ($90,000) or hire any consultants or independent contractors to whom amounts in excess of ninety thousand Dollars ($90,000) per annum are payable;

16	make, or announce to any person any proposal to make, any change or addition to any employee benefit plans, policies or arrangements of a Group Member or to any employee benefits provided to any of its managers, directors, employees, former managers, directors or former employees (or any dependant of any such person) other than any change required by law;

17	adopt or make any change to any employee or compensation benefit plan, including any stock option or equity incentive plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan other than any amendment required by law;

18	pay any special bonus or special remuneration to any manager, employee, director, consultant, contractor, or former employee or manager/director or increase the salaries, wage rates or fees of its employees, managers, directors, consultants or contractors, or agree to pay any severance, retention, redundancy or termination pay to any employee, manager, director, consultant or contractor;

19	enter into any contract with a labour union or any collective bargaining agreement (unless required by applicable law);

20	other than in the ordinary course of business, amend, or agree to amend, in any material respect the terms of its borrowing or indebtedness in the nature of borrowing or create, incur, or agree to create or incur, borrowing or indebtedness in the nature of borrowing;

21	make any loan to any person, or forgive or discharge in whole or in part any outstanding loans other than to employees in respect of expenses incurred in the ordinary course of business, not to exceed five thousand Dollars ($5,000) per employee;

22	give, or agree to give, a guarantee, indemnity or other agreement to secure, or incur financial or other obligations with respect to, another person’s obligation;

23	materially change the amount of any insurance coverage or permit any of its insurances to lapse or knowingly do anything which would make any policy of insurance void or voidable;

24	start any material litigation or arbitration or other legal proceedings other than for the collection of debts in the ordinary course of business;

25	take any action which is inconsistent with the matters contemplated by the Transaction Documents;

26	compromise, settle, release, discharge or compound any material litigation or arbitration proceedings or a material liability, claim, action, demand or dispute, or waive a right in relation to material litigation or arbitration proceedings; or

27	agree, conditionally or otherwise, to do any of the foregoing.

B.	The Seller shall procure that neither the Company, Lion/Stove Holdings Limited, Lion/Stove Acquisition Limited, Lion/Stove Intermediate Limited, Kettle LLC, nor Lion/Stove Investment Limited shall, save with the prior written consent of the Buyer (not to be unreasonably withheld) or as expressly set out in this Agreement:
1.	enter into any contract that would constitute a Material Contract (as defined in the UK Management Warranty Deed) or enter into a contract requiring a novation or third party consent in connection with the matters contemplated by the Transaction Documents; or

2.	other than in the ordinary course of such company’s business consistent with past practice, amend or terminate, or fail to perform any material obligation under, a Material Contract (as defined in the UK Management Warranty Deed).

SCHEDULE 7
LIMITATIONS ON CLAIMS
1	The Seller shall have no liability for any Claim unless the Buyer has served on it a written notice on or before the first anniversary of the Closing Date giving details of the Claim, including the Buyer’s reasonable estimate of the amount of the liability of the Seller in respect thereof, to the extent that the Buyer then has such information and is able to make such an estimation.

2	Any Claim shall (if it has not previously been satisfied, settled or withdrawn) be deemed to have been withdrawn unless an Arbitration Notice (in accordance with Clause 27.3) in respect of the Claim referred to in any relevant notification given under paragraph 1 has been served within six months of notification to the Seller pursuant to paragraph 1. If the circumstances giving rise to a Claim are such that the resulting loss suffered or which may be suffered is contingent, then any such Claim will be deemed withdrawn on the date falling six months following the later of (x) the date falling six months after the end of the relevant time limit set out in paragraph 1 and (y) the date on which such loss ceased to be contingent, in either event, if an Arbitration Notice has not been issued by such later date.

3	Without prejudice to any other provisions of this Agreement, the total aggregate liability of the Seller in respect of any Claim shall not, in any event, exceed an amount equal to the Consideration received by the Seller pursuant to the terms of this Agreement.

4	If the Buyer becomes aware of any fact, matter or circumstance which gives rise or is likely to give rise to a Claim, the Buyer shall, as soon as reasonably practicable after it becomes aware of such fact, matter or circumstance, give notice to the Seller of that fact, matter or circumstance (including reasonable details thereof consistent with paragraph 1 above). Any failure by the Buyer to give notice as contemplated by this paragraph in relation to any matter or circumstance shall not, for the avoidance of doubt, prevent the Buyer from making any Claim arising from that fact or circumstance, but the Seller shall not be liable for any liabilities in respect of such Claim to the extent that they are increased as a result of such failure.

5	If a Warranty Claim arises as a result of, or in connection with, a liability or alleged liability of a Group Company to a third party (a “Third Party Claim”), the Seller shall, subject to paragraph 6 below, be entitled, by a notice in writing addressed to the Buyer, to require the Buyer to take or to procure that any and each Group Member takes all such steps and proceedings as the Seller may reasonably request in order to assess, contest, dispute, define, compromise or appeal that Third Party Claim. For the purpose of enabling the Seller to exercise its rights under this paragraph 5, the Buyer shall:
5.1	make or procure to be made available to the Seller, and (if so requested by the Seller) provide copies of, all books of account, records and correspondence of any Group Member as the Seller may reasonably request for the assessing, contesting, disputing, defending, compromising or appealing that Third Party Claim and permit the Seller and its representatives and advisers to ascertain or extract any relevant information therefrom; and

5.2	not admit any liability or agree or compromise any claim and shall procure that no Group Member admits any liability or agrees or compromises any claim which has given rise to that Third Party Claim without the prior written consent of the Seller which consent shall not be unreasonably withheld or delayed.
6	The Seller shall not be entitled to give any notice as contemplated by paragraph 5 above in relation to any Third Party Claim unless the Seller has, in a legally binding manner and a form approved by the Buyer (not to be unreasonably withheld or delayed), irrevocably and unconditionally agreed with the Buyer that:
6.1	it indemnifies the Buyer and any relevant Group Member against all losses, liabilities and expenses suffered or incurred in respect of the Third Party Claim; and

6.2	it shall enter into a confidentiality agreement in favour of the Buyer and the relevant Group Members in a form approved by the Buyer acting reasonably.
7	Nothing in paragraph 5 shall:
7.1	entitle the Seller to control the conduct of the response to any Third Party Claim or possess any other right in respect of any Third Party Claim, or require the Buyer or any Group Member to do anything or omit to do anything where such action or omission would, in the reasonable opinion of the Buyer, be prejudicial to the goodwill of the business of any Group Member or any member of the Buyer’s Group for the time being or the commercial interests or relationships of any Group Member or any such member of the Buyer’s Group; or

7.2	entitle the Seller to make, or to request that the Buyer procure that the relevant Group Member makes, any admission of liability, agreement or compromise provides for settlement or relief solely in the form of monetary payment that is fully indemnified under paragraph 6.1 above;

7.3	entitle the Seller to control the conduct of the response to any Third Party Claim or possess any other right in respect of any Third Party Claim if this would prejudice any rights of the Buyer, any member of the Buyer’s Group or any Group Member under any insurance or indemnity programmes or policies.
8	The Seller shall not be liable in respect of a Claim to the extent of any amount recovered under any other Claim in respect of the same matter, fact or circumstance.

9	The Seller shall not be liable in respect of a Claim to the extent that such Claim arises as a result of, or is increased by:

9.1	any voluntary act, omission or transaction carried out by or at the request of or with the consent of the Buyer or any of its successors in title or assigns on or after Closing other than a voluntary act, omission or transaction (i) carried out or omitted to be carried out in the ordinary course of business of a Group Company, (ii) required to be carried out in order to comply with an obligation of a Group Company entered into prior to Closing, (iii) carried out pursuant to this Agreement or any document referred to herein or any of the Transaction Documents, or (iv) carried out or omitted to be carried out in order to comply with any obligation under law, regulation or any judgement or court order; or

9.2	any change in law or regulation (or change in the interpretation of law or regulation by the relevant courts or regulatory body) or in administrative practice of any government, governmental department, agency or regulatory body or any judgement delivered or occurring after the date of this Agreement; or

9.3	the winding up of any Group Member or winding up or cessation after Closing of any trade or business carried on by any Group Member or effecting a major change after Closing in the nature or conduct of any trade or business carried on by any Group Member.

10	Following the Closing, the sole remedy of the Buyer for any breach of the Seller’s Warranties or any other provision of this Agreement shall be an action for damages. The Buyer shall not be entitled to rescind or repudiate this Agreement for any reason after Closing (other than in connection with fraudulent misrepresentation), or to recover damages in tort or for misrepresentation (other than in connection with a breach of the Seller’s Warranties or fraudulent misrepresentation).

11	If the Seller pays any sum in respect of any Claim, the amount of the Consideration paid by the Buyer to the Seller hereunder shall be deemed to be reduced by the amount of any such payment.

12	The Seller shall not be liable in respect of any Claim to the extent that the matter or circumstance giving rise to such Claim is capable of remedy without the payment of any amounts or the taking of any actions by the Buyer or the Group Companies except to the extent that the relevant matter or circumstance remains unremedied after the expiry of 30 days following receipt by the Seller of a written notice from the Buyer of the relevant claim pursuant to paragraph 1 above.

13	Nothing in this Schedule shall be deemed to relieve the Buyer from any common law duty to take reasonable steps to mitigate any loss or damage suffered or incurred by it in respect of any Claim.

14	If the Buyer makes any Claim or gives notice of any Claim to the Seller the Buyer shall, and shall procure that any Group Member shall, on a confidential basis solely for the purpose of enabling the Seller to assess the Claim or potential Claim:

14.1	make available to the Seller and its respective representatives or advisers such access to the personnel of any relevant Group Member and to any relevant records and information as the Seller or any of them may reasonably request in connection with such Claim or potential Claim; and

14.2	use all reasonable endeavours to procure that the auditors (past and present) of any relevant Group Member make available their relevant audit working papers in respect of audits of the relevant Group Member’s accounts for any relevant accounting period in connection with such Claim or potential Claim, provided that nothing in this paragraph 14 shall oblige (a) the Buyer or any Group Member to make available to the Seller any files, documents or other information or correspondence prepared or received by the Buyer, a Group Company or their respective advisers or agents in connection with such Claim or the merits or conduct of such Claim or; (b) the Buyer to enter into any form of indemnity of other financial covenant in favour of the auditors.

15	The Buyer agrees that it will not be entitled to, and that it will ensure that no Group Member will seek to, recover damages or make any claim for or obtain payment, reimbursement, restitution or indemnity more than once in respect of the same shortfall, damage, deficiency or breach which gives rise to one or more claims under or in respect of the terms of this Agreement (including, without limitation, any Claim) or otherwise, and for this purpose recovery by the Buyer or any Group Member shall be deemed to be a recovery by each of them.

SCHEDULE 8
CLOSING OBLIGATIONS
PART A: SELLER’S OBLIGATIONS
1.	At Closing, the Seller shall deliver or cause to be delivered to the Buyer or to the Buyer’s Legal Advisors:
(a)	a copy of the written notice addressed by the Seller to the Company confirming that (i) Closing has taken place and (ii) requesting the Company to acknowledge such notice and to update the share register and CPECs register to record the Buyer as holder of the Securities in accordance with this Agreement;

(b)	the Company’s shareholder and CPECs register, recording the transfers of the Securities to the Purchaser, effective at the Closing Date;

(c)	the certificate of incorporation, charter documents, common seal, minute books, statutory registers and share certificate books if any, of each Group Member;

(d)	resignations from each of the Lion-nominated directors/managers (being Andreas von Paleske, George Sewell, Lyndon Lea and Janet Dunlop) requested by the Buyer from the board of managers of the Company and from the boards of directors of each Group Member at Closing, effective on the Closing Date, in each case acknowledging under seal that the relevant director/manager has no claim against the relevant Group Member, whether for loss of office or otherwise;

(f)	a duly executed Bank Payoff Letter subject only to the Buyer complying with its obligations under paragraph (a) of Part B of this Schedule 8;

(h)	a copy (certified by a member of the board of managers of the Seller to be a true copy of the minutes of the board of managers in force at Closing) of a resolution of the board of managers of the Seller authorising the execution by the Seller of the Transaction Documents;

(i)	certified copies of the minutes of the meetings referred to in Clause 2 below;

(j)	a duly executed Seller Payoff Letter subject only to the Buyer complying with its obligations under paragraph (a) of Part B of this Schedule 8;

(k)	duly executed documents (in a form reasonably satisfactory to the Buyer) evidencing the release of all Encumbrances on, over or affecting any of the shares in or assets of the Group Companies including (without limitation) the Land Registry Forms DS1 duly executed in respect of the registered charges;

(l)	duly executed Deeds of Release; and

(m)	the share or stock certificate(s) representing the entire issued share capital of each of Lion/Stove Holdings Limited, Lion/Stove Acquisition Limited, Kettle LLC, Kettle Foods Holding Inc., Kettle Foods Inc., Lion/Stove Intermediate Limited, Lion/Stove Investment Limited and Kettle Foods Limited (or an express indemnity in a form satisfactory to the Purchaser in the case of any found to be missing).
2.	At Closing, the Seller shall procure that a board meeting and/or general meeting of shareholders of each Group Member is held at which it is resolved that:

(i)	such persons as the Buyer nominates are appointed as additional managers/directors and the secretary of that Group Member;

(ii)	its registered office is changed to such address to be nominated by the Buyer;

(iii)	the transfers referred to in paragraph 1(a) above are approved; and

(v)	its authorised signatories under bank mandates are revised in such manner as the Buyer requires.
PART B: BUYER’S OBLIGATIONS
At Closing, the Buyer shall:
(a)	pay the Initial Cash Consideration referred to in Clause 3 to the Seller by telegraphic transfer for same-day value to:

(b)	deliver to the Seller or the Seller’s Solicitors a copy (certified by a secretary of the Buyer to be a true copy of a resolution in force at Closing) of a resolution of the directors of the Buyer authorising the execution by the Buyer and the Guarantor of the Transaction Documents;

(c)	cause the relevant members of the Group to pay the balance of the Financial Debt in accordance with the Bank Payoff Letter and its obligation to do so contained in Clause 6.3; and

(d)	cause Lion/Stove Holdings Limited to repay the balance in respect of the Lux 1 Loan and the PIK Notes in accordance with the Seller Payoff Letter and its obligations to do so contained in Clause 6.3.

SCHEDULE 9
CLOSING STATEMENT AND FINANCIAL ADJUSTMENTS
Part A
Part 1: Preliminary
1	The Closing Statement shall use the form of the Pro Forma Closing Statement. In preparing the Closing Statement:

1.1	the items and amounts to be included in the calculation of Financial Debt, Cash and Actual Working Capital shall be identified by applying the relevant definition in Clause 1 of this Agreement (subject, where applicable, to the provisions of Part A of this Schedule);

1.2	in applying each such definition and the provisions of Part A of this Schedule and determining which items and amounts are to be included in the Closing Statement, if and to the extent that the treatment or characterisation of the relevant item or amount or type or category of item or amount:
1.2.1	is dealt with in the specific accounting treatments set out in Part 2 of Part A of this Schedule (the “Specific Accounting Treatments”), the relevant Specific Accounting Treatment(s) shall apply;

1.2.2	is not dealt with in the Specific Accounting Treatments but is dealt with in the accounting principles, policies, treatments, practices and categorisations used in the preparation of the Audited Accounts (as applicable) (the “Accounting Principles”), the applicable Accounting Principle(s) shall apply (including in relation to the exercise of accounting and management discretion and judgement); and

1.2.3	is not dealt with in either the Specific Accounting Treatments or the Accounting Principles, United Kingdom Generally Accepted Accounting Principles in force at the Accounts Date shall apply.
2	None of the following are included in Financial Debt, Cash or Actual Working Capital and, accordingly, shall not be included in the Closing Statement:

2.1	amount for deferred taxation;

2.2	fixed assets; and

2.3	amounts relating to the major economic development loan between Kettle Foods, Inc. and Wisconsin Department of Commerce dated 28 October 2006, unless repayment of such amounts has been triggered by an event occurring prior to Closing.

3	For the purposes of calculating Financial Debt, Cash or Actual Working Capital, any amounts which are to be included in any such calculation which are expressed in a currency other than $ shall be converted into $ at the Exchange Rate at Closing.

4	All amounts relating to any Group Company shall be expressed in $.

Part 2: Specific Accounting Treatments
5	The following Specific Accounting Treatments shall apply in the preparation of the Closing Statement:

5.1	In determining the amount of Cash, Financial Debt and Actual Working Capital, no amount shall be double-counted.

5.2	The Closing Statement shall be prepared:
5.2.1	on a going concern basis;

5.2.2	as if the date to which they are made up is the last day of a financial year including with respect to normal year end procedures and adjustments;

5.2.3	so as to take account of no information or events following the delivery of the draft Closing Statement by the Buyer to the Seller; and

5.2.4	so as to exclude any and all effects of this Agreement and the transaction contemplated hereunder including the effect of the change of control and ownership of the Group; provided that any Transaction Costs incurred by any Group Company shall be treated as set forth in paragraph 8 of this Part 2 of Part A.
6	The Closing Statement will reflect the position of the Group Companies at Closing and will not take into account the effects of any post Closing reorganisations or, in any way, the post Closing intentions or obligations of the Buyer as regards the Group Companies.

7	The Closing Statement shall not re-appraise the value of any of the assets of the Group Companies as a result of the change in their ownership (or any changes in the business of the Group Companies since Closing following such change in ownership) except only as specifically set out in this Schedule.

8	In determining the amount of Cash for all purposes of this Agreement, any Transaction Costs of each Group Company outstanding at the date of Closing, or that may become payable after the Closing pursuant to agreements or arrangements entered into prior to the Closing and/or that relate to any period up until the Closing, shall be deducted from Cash.
Part B
Part 1: Preparation of the Closing Statement
The Buyer shall, within 60 Business Days of Closing, prepare a draft statement (the “Closing Statement”) showing the Financial Debt, Cash, and Actual Working Capital on the Closing Date. The Buyer shall provide the Closing Statement to the Seller.
1.	The Seller shall notify the Buyer in writing (an “Objection Notice”) within 30 Business Days of receipt whether or not it accepts the draft Closing Statement for the purposes of this Agreement. An Objection Notice shall set out in detail the Seller’s reasons for such non acceptance and specify the adjustments which, in the Seller’s opinion, should be made to the draft Closing Statement. Except for the matters specifically set out in the Objection Notice, the Seller shall be deemed to have agreed the draft Closing Statement in full.

2.	If the Seller serves an Objection Notice in accordance with paragraph 1 above, the Buyer and the Seller shall use all reasonable efforts to meet and discuss the objections of the Seller and to agree the adjustments (if any) required to be made to the draft Closing Statement, in each case within ten Business Days after receipt by the Buyer of the Objection Notice.
3.	If the Seller is satisfied with the draft Closing Statement (either as originally submitted or after adjustments agreed between the Seller and the Buyer pursuant to paragraph 2 above) or if the Seller fails to give an Objection Notice within the five Business Day period referred to in paragraph 1 above, then the draft Closing Statement (incorporating any agreed adjustments) shall constitute the Closing Statement for the purposes of this Agreement.

4.	If the Seller and the Buyer do not reach agreement within ten Business Days of receipt by the Buyer of the Objection Notice, then the matters in dispute may be referred (on the joint application of the Seller and the Buyer) for determination by an independent firm of chartered accountants of international standing as the Seller and the Buyer shall agree or, failing agreement, appointed by the President for the time being of the Institute of Chartered Accountants in England and Wales (the “Firm”). The Firm shall be requested to make its decision within 30 days (or such later date as the Seller, the Buyer and the Firm agree in writing) of confirmation and acknowledgement by the Firm of its appointment. The following provisions shall apply once the Firm has been appointed:
(a)	the Seller and Buyer shall each prepare a written statement within 10 days of the Firm’s appointment on the matters in dispute which (together with the relevant supporting documents) shall be submitted to the Firm for determination and copied at the same time to the other;

(b)	following delivery of their respective submissions, the Seller and the Buyer shall each have the opportunity to comment once only on the other’s submission by written comment delivered to the Firm not later than ten days after receipt of the other’s submission and, thereafter, neither the Seller nor the Buyer shall be entitled to make further statements or submissions except insofar as the Firm so requests (in which case it shall, on each occasion, give the other party (unless otherwise directed) 10 days to respond to any statements or submission so made);

(c)	in giving its determination, the Firm shall state what adjustments (if any) are necessary, solely for the purposes of this Agreement, to the draft Closing Statement in respect of the matters in dispute in order to comply with the requirements of this Agreement and to determine finally the Closing Statement; and

(d)	the Firm shall act as an expert (and not as an arbitrator) in making its determination which shall, in the absence of manifest error, be final and binding on the parties and, without prejudice to any other rights which they may respectively have under this Agreement, the parties expressly waive, to the extent permitted by law, any rights of recourse they may otherwise have to challenge it.
5.	The Seller and the Buyer shall each be responsible for their own costs in connection with the preparation, review and agreement or determination of the Closing Statement. The fees and expenses of the Firm shall be borne equally between the Seller and the Buyer or in such other proportions as the Firm shall determine.

6.	When the Closing Statement has been agreed or determined in accordance with the preceding paragraphs, then the amounts shown in the Closing Statement as the Actual Working Capital, Financial Debt, and Cash, shall be final and binding for the purposes of this Agreement.

Part 2: Specific Line Items
The Closing Statement shall include each of the specific line items set out in the Pro Forma Closing Statement, each of which line items shall (without limitation) include the specific items set out in the relevant definitions in Clause 1 of this Agreement and those set out under the relevant heading in the appendix to this Agreement.
Part 3: Financial Adjustments
7.	When the Closing Statement has been finally agreed or determined in accordance with Part 1 of this Schedule then the following adjustments shall be made to the Initial Cash Consideration, with any net financial adjustment amount payable to Seller or Buyer, as the case may be, to accrue interest thereon from the Closing Date until the date of payment of such adjustment to the party entitled thereto at a rate of 0.5% per annum, which accrued interest shall also be paid at the same time as such adjustment amount.
Working Capital
8.	In relation to Working Capital:
(a)	if the Actual Working Capital on the Closing Date is greater than the Estimated Working Capital, then the Buyer shall pay an amount equal to the difference to the Seller; or

(b)	if the Actual Working Capital on the Closing Date is less than the Estimated Working Capital, then the Seller shall pay an amount equal to the difference to the Buyer.
Financial Debt
9.	In relation to Financial Debt:
(a)	if the Financial Debt on the Closing Date is less than the Estimated Financial Debt, then the Buyer shall pay an amount equal to the difference to the Seller; or

(b)	if the Financial Debt on the Closing Date is greater than the Estimated Financial Debt, then the Seller shall pay an amount equal to the difference to the Buyer.
Cash
10.	In relation to Cash:
(a)	if the Cash on the Closing Date is greater than the Estimated Cash, then the Buyer shall pay an amount equal to the difference to the Seller; or

(b)	if the Cash on the Closing Date is less than the Estimated Cash, then the Seller shall pay an amount equal to the difference to the Buyer.

Part C
Pro forma Closing Statement

$

Cash	X

Debt	X

Working Capital
Stock	X
Trade Payables	X
Other Debtors	X
Trade Creditors	(X	)
Other Creditors	(X	)
Taxation Creditors	(X	)

X

The exhaustive list of line items establishing Working Capital is contained in the Appendix to this Agreement.

EXECUTED by: /s/ Rachel A. Wagner
Lion/Stove Luxembourg Investment S.à r.l.
Name: Rachel A. Wagner
Title: Manager A
/s/ Johan Dejans
Lion/Stove Luxembourg Investment S.à r.l.
Name: Johan Dejans
Title: Manager B

EXECUTED by: DFKA LTD
By:	/s/ Michael Mendes
	Name:	Michael Mendes
	Title:	President and CEO

EXECUTED by
for and on behalf of
DIAMOND FOODS, INC.

By:	/s/ Michael Mendes
	Name:	Michael Mendes
	Title:	President and CEO

In accordance with article 190 of the law of 10 August 1915 on commercial companies, as amended and article 1690 of the Luxembourg Civil Code, the Company hereby acknowledges and accepts the transfer of the Securities from the Seller to the Buyer.
/s/ Rachel A. Wagner
Lion/Stove Luxembourg Investment 2 S.à r.l.
Name: Rachel A. Wagner
Title: Manager A
/s/ Johan Dejans
Lion/Stove Luxembourg Investment 2 S.à r.l.
Name: Johan Dejans
Title: Manager B